SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 19, 2004

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

Form 20-F X     Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __    No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-__________

Enclosures: A press release dated November 18, 2004 confirming continuity in ongoing management transition.

        PR No. C1557H

STMicroelectronics Confirms Continuity in
Ongoing Management Transition

Top chip manufacturer announces new Corporate Vice Presidents and Functions

Geneva, November 18, 2004 — Following the previously announced organizational and management changes that will accompany the planned retirement of its President and CEO, Pasquale Pistorio, STMicroelectronics (NYSE: STM) has announced the appointment of three new Corporate Vice Presidents: Patrice Chastagner for Human Resources, François Guibert for Emerging Markets Region, and Otto Kosgalwies for the newly created function of Infrastructure and Services.

Patrice Chastagner (French, born 1947) has been with ST since its formation in 1987 and has extensive experience as Grenoble Site Director (since 1988), guiding the emergence of this facility to become one of the most important hubs in Europe for advanced, complex silicon chip development and solutions. As Human Resources Manager for the Telecommunication and Peripherals/Automotive (TPA) Groups, the largest of ST’s product groups, he was also TQM (Total Quality Management) Champion and applied the principle of continuous improvement to human resources as well as to manufacturing processes. Since March 2003, he has also been serving as Chairman of STMicroelectronics S.A. in France. He now takes the leadership for Human Resources of a group with about 50,000 people.

François Guibert (French, born 1953) has also been with ST since its formation, having previously spent many years with Thomson Semiconducteurs, where his responsibilities included product and strategic marketing in North America. After the merger between SGS and Thomson Semiconducteurs that gave rise to ST, François Guibert served as Director of Semicustom Business for the Asia Pacific region and, under his direction, the Company set up Semicustom Design Centers in Taiwan, Korea, and Hong Kong and he became President of ST Taiwan. Subsequently, he has occupied senior positions in Business Development and Investor Relations and has been Group Vice President, Corporate Business Development, since 1995, which included mergers and acquisitions activities. François Guibert will also take on the role of chairman of ST’s worldwide EMS (Electronic Manufacturing Services) Task Force.

Otto Kosgalwies (German, born 1956) has also been with ST since its birth and brings a wealth of experience from his former position as Vice President for Sales & Marketing in Europe and General Manager for Supply Chain Management, where he was responsible at a corporate level for the effective flow of goods and information from suppliers to end users. In the newly created role, Kosgalwies will be responsible for all of the Company’s corporate activities related to Information Technology, Logistics, and Procurement and Material Management, with particular emphasis on the complete supply chain between customer demand, manufacturing execution, inventory management, and supplier relations. ST will therefore further cross-fertilize its knowledge throughout the entire ST supply chain and combine it with the most advanced IT solutions.

In addition to these new Corporate Vice Presidential appointments, Andrea Cuomo, currently Corporate Vice President, Advanced Systems Technology (AST), will also take on the role of Director of Strategic Planning, while maintaining his leadership of the company’s AST organization, which has played a key role in establishing ST’s pre-eminence in the core competences required to drive today’s Convergence markets.

Commenting on the new appointments, Mr. Pistorio said: “These changes, along with those that have been previously announced, demonstrate how successful ST has been in nurturing a new generation of highly talented top managers who have grown with ST and will ensure that our outstanding corporate philosophy and business track record will be maintained during and beyond the generational changes that are underway and will continue in the near future.”

Other changes that ST has made to further optimize its organization include the allocation of Investor Relations responsibilities to Chief Financial Officer Carlo Ferro. In addition, the European Sales Region, under the leadership of Enrico Villa, will be enlarged to include those countries that have recently joined the European Union. Enrico Villa will also assume responsibility for ST’s program to broaden its customer base via its worldwide network of mass market application competence centers.

As previously announced on March 15, 2004, Mr. Pistorio will leave his current position at ST after the Company’s Annual General Meeting in 2005 and, with the approval of the Supervisory Board, Carlo Bozotti has been designated to become President and CEO. In turn Carlo Bozotti, with the endorsement of the Supervisory Board, has designated Alain Dutheil to take on the newly created position of COO.

About STMicroelectronics

STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. In 2003, the Company’s net revenues were $7.24 billion and net earnings were $253 million. Further information on ST can be found at www.st.com.

For further information, please contact:

Media Relations	Investor Relations
Maria Grazia Prestini Director, Corporate Media Relations STMicroelectronics Tel: +41.22.929.6945	Benoit de Leusse Director, Investor Relations STMicroelectronics Tel: +41.22.929.5812	Fabrizio Rossini Senior Manager, Investor Relations STMicroelectronics Tel: +41.22.929.6973
Lorie Lichtlen / Nelly Dimey Financial Dynamics Paris Tel: +33.1.47.03.68.10	Nancy Levain LT Value Tel: +33.01.55.27.15.88

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: November 19, 2004		By: /s/ PASQUALE PISTORIO

	Name:	Pasquale Pistorio
	Title:	President and Chief Executive Officer

Enclosures: A press release dated November 18, 2004 confirming continuity in ongoing management transition.